NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, SPRING 2015

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION.

COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the third quarter of its fiscal year on February 28, 2015. Comparative, un-audited, financial results for the third quarter and nine month periods are as follows:

THIRD QUARTER	F/Y 14-15	F/Y 13-14
SALES	$6,566,338	$4,810,355
NET INCOME	$391,754	$222,236
EARNINGS PER SHARE	124	74

NINE MONTHS	F/Y 14-15	F/Y 13-14
SALES	$19,822,815	$14,707,473
NET INCOME	$1,288,373	$729,922
EARNINGS PER SHARE	394	224

SHARES OUTSTANDING	3,344,778	3,333,964

The Company is performing well, with shipments through the year to date at record levels.

New order bookings for seismic and aerospace/defense sales are still improving. The Company’s firm order backlog has increased to $30.3 million compared to $27.1 million at the end of the second quarter, and $18.5 million at the end of the third quarter last year.
ITEM: NEW ORDERS – SEISMIC AND WIND

# Deryunn Jing Ding Residences – Taiwan, ROC

#	Xinchuang Project – Taiwan, ROC
#	Sanshia Project – Taiwan, ROC
#	Maid of the Mist Project – Niagara Falls, NY

ITEM:	NEW ORDERS – AEROSPACE AND DEFENSE

#	Seasparrow Missile

We have received an order for 6 systems of an upgraded isolation system to accommodate a new heavier weight missile for this shipboard point defense system.

#	Vibration Isolation Mounts

The Company has received a substantial group of U.S. Navy re-orders for the 3 axis vibration isolation system installed outside a submarine’s pressure hull to support the sub’s sonar arrays.

#	European Aircraft Program

The Company has received a 2015 follow-on production order for cargo and passenger door actuators for this new aircraft program.

#	Naval Navigation System Isolators

A follow-on order has been received for 4 shipsets of isolators for ring laser-gyro navigators for naval surface ship use.

#	Navy P-8 Aircraft

An order has been received for 2015 production of seat isolation systems for this Boeing anti-submarine aircraft.

#	NASA – SLS Program

The Company has recently received multiple contracts for development of launch tower dampers, spring-dampers, and actuators for this recent program to develop a long-range spacecraft for interplanetary exploration.

#	Machine Gun Mounts

The Company has recently received orders to provide recoil shock absorbers for 600 vehicle mounted heavy machine guns used by the U.S. Army and Special Forces.

ITEM:	NEGATIVE STIFFNESS DEVICE GARNERS ASCE AWARD

The American Society of Civil Engineers (ASCE) established the Moisseiff Award in 1947, honoring Leon S. Moisseiff, M. ASCE. The award is given to significant research programs that contribute to the art and science of structural design.

The 2015 Moisseiff award is being presented to the research team that designed, developed, and tested the Negative Stiffness Device for buildings and bridges:

D.T.R. Pasala, Ph.D. Candidate, Rice University, Houston, TX

A.A. Sarlis, Ph.D. Candidate, SUNY, Buffalo, NY

A.M. Reinhorn, Professor, SUNY, Buffalo, NY

S. Nagarajaiah, Professor, Rice University, Houston, TX

M.C. Constantinou, Professor, SUNY, Buffalo, NY

D. Taylor, President, Taylor Devices, N. Tonawanda, NY

The published ASCE paper, which presented the completed Negative Stiffness Device to the structural engineering community, formed the basis for the nomination and subsequent award. Taylor Devices is now actively seeking out potential projects for this new patented technology, which uses both Modular Machined Springs and Seismic Dampers as primary elements of the design.

ITEM: TAYLOR DEVICES DAMPERS STARRING IN A VIDEO BY DISCOVERY CHANNEL - CANADA

A video is currently airing on the Daily Planet TV show from Discovery Channel Canada, showing installation of Taylor Devices’ Seismic Dampers in the repurposing of an old theater in California. The addition of Seismic Dampers allows the building to have large open areas, making it ideal for offices and/or retail shops.

A link to the original video segment is at the following website until April 18:

https://review.bellmedia.ca/view/453006370

After April 18, the entire show may be seen at: www.discovery.ca/dailyplanet

It is available in episode 31 – Feb 16, 2015, the third segment.

ITEM:	NASA TECHNOLOGY TRANSFER PROGRAM FEATURES TAYLOR DEVICES SEISMIC DAMPERS

The NASA publication “Spinoff” discusses technology from the U.S. Space Programs that has transitioned to commercial use. In the 2015 edition, the development of the fluid flow technology that is the basic element in our Seismic Dampers is discussed; with its origins on NASA’s Apollo Program and also on the Space Shuttle and International Space Station.

To access the Spinoff Article go to: http://spinoff.nasa.gov/ Click on: "Request a Spinoff"

On the page that comes up, click on the link for a free pdf of the complete 2015 Spinoff book, which takes a while to load because it is a large file. The article begins on page 61 of the pdf.

ITEM: TAYLOR DEVICES SEISMIC DAMPERS INDUCTED INTO SPACE TECHNOLOGY HALL OF FAME

The Company has recently been notified of our Seismic Damper technology being inducted into the Space Foundation’s Technology Hall of Fame for 2015. This award was established in 1988 to increase public awareness of the benefits that result from space exploration programs and to encourage further innovation.

The Company will be recognized for this achievement at the 31st Space Symposium, along with the NASA facilities that have been associated with the development and use of the technology. These include the Kennedy Space Center, the Goddard Spaceflight Center, and the Marshall Space Flight Center.

By: /s/Douglas P. Taylor

Douglas P. Taylor

President